Delisting Determination,The Nasdaq Stock Market, LLC,
April 22, 2009, Charter Communications, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Charter Communications, Inc.
(the Company), effective at the opening of the trading session on May 4, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rules
5100, 5110(b), and IM-5100-1. (Those Marketplace Rules were enumerated as 4300, 4450(f) and IM-4300 at the time of the determination.) The Company was notified of the Staffs determination on March 27, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on April 7, 2009.